UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Mattersight Corporation

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
577097108

(CUSIP Number)

January 4, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577097108	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Unterberg Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,055,012
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,055,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,012
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 577097108	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Thomas I. Unterberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Unites States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,055,012
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,055,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,012
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 577097108	SCHEDULE 13G	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS Ross A. Koller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,055,012
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,055,012
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,012
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 577097108	SCHEDULE 13G	Page 5 of 8 Pages

Item 1.	(a) Name of Issuer

Mattersight Corporation (the "Company")

(b) Address of Issuer’s Principal Executive Offices

The Company's principal executive offices are located at 200 W. Madison Street, Suite 3100, Chicago, Illinois 60606.

Item 2.	(a) Name of Person Filing

This statement is filed by:

(i) Unterberg Capital, LLC;

(ii) Thomas I. Unterberg; and

(iii) Ross A. Koller

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Address of Principal Business Office, or, if none, Residence

The address of the business office of each of the Reporting Persons is 445 Park Ave, Room 901, New York, NY 10022.

(c) Citizenship

Unterberg Capital, LLC is a Delaware limited liability company. Each of Thomas I. Unterberg and Ross A. Koller is a United States citizen.

(d) Title of Class of Securities

Common Stock, $0.01 par value (the "Common Stock").

(e) CUSIP No.:

577097108

CUSIP No. 577097108	SCHEDULE 13G	Page 6 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 If this statement is filed pursuant to 13d-1(c), check this box: ☒

CUSIP No. 577097108	SCHEDULE 13G	Page 7 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Reporting Persons may be deemed to be the beneficial owners of 2,055,012 shares of common stock. The percentage of beneficial ownership herein is determined by dividing the number of shares beneficially owned by Unterberg Capital, LLC, 2,055,012, by the number of shares outstanding, 25,807,547.

Unterberg Capital, LLC

(a) Amount beneficially owned: 2,055,012

(b) Percent of class: 8.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,055,012

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,055,012

Thomas I. Unterberg

(a) Amount beneficially owned: 2,055,012

(b) Percent of class: 8.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,055,012

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,055,012

Ross A. Koller

(a) Amount beneficially owned: 2,055,012

(b) Percent of class: 8.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,055,012

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,055,012

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 577097108	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2016

Unterberg Capital, LLC

By:	Thomas I. Unterberg
	Name:	Thomas I. Unterberg
	Title:	Chairman

Thomas I. Unterberg, Individually

By:	Thomas I. Unterberg
	Name:	Thomas I. Unterberg

Ross A. Koller, Individually

By:	Ross A. Koller
	Name:	Ross A. Koller